EXHIBIT 99.1

FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1	Name and Address of Company

New Found Gold Corp. (the “Company”)

1055 West Georgia Street, Suite 2129

Vancouver, British Columbia

V6E 3P3 Canada

Item 2	Date of Material Change

August 27, 2025

Item 3	News Release

The Company disseminated a news release announcing the material change described herein through the news dissemination services of Cision PR Newswire on August 27, 2025 and a copy was subsequently filed on SEDAR+.

Item 4	Summary of Material Change

On August 27, 2025, the Company announced that it had completed its previously announced non-brokered private placement of 12,269,939 common shares of the Company (the “Common Shares”) for gross proceeds to the Company of C$20,000,000.57 (the “Private Placement”).

Item 5	Full Description of Material Change
Item 5.1	Full Description of Material Change

On August 27, 2025, the Company announced that it had completed the Private Placement with Mr. Eric Sprott, through 2176423 Ontario Ltd., a corporation beneficially owned by him, of 12,269,939 Common Shares, at a price of C$1.63 per Common Share, for gross proceeds of C$20,000,000.57.

Prior to the Private Placement, Mr. Sprott beneficially owned or controlled 43,954,076 Common Shares of the Company representing approximately 19.0% of the outstanding Common Shares of the Company on a non-diluted basis. As a result of the Private Placement, Mr. Sprott now beneficially owns or controls 56,224,015 Common Shares representing approximately 23.1% on a non-diluted basis.

Mr. Sprott is considered a “related party” of the Company and, accordingly, the Private Placement constitutes a “related party transaction” within the meaning of Multilateral Instrument 61-101 (“MI 61-101”). The Company has relied on the exemptions from valuation and minority shareholder approval requirements of MI 61-101 contained in sections 5.5(a) and 5.7(1)(a) of MI 61-101 in respect of such related party participation. The Company did not file a material change report more than 21 days before closing of the Private Placement, which the Company deemed reasonable and necessary in the circumstances in order to complete the Private Placement in a timely manner.

The gross proceeds from the Private Placement will be used by the Company to advance its 100% owned Queensway Gold Project and for general corporate and working capital purposes.

The Common Shares issued pursuant to the Private Placement will be subject to a hold period under applicable Canadian securities laws, which will expire four months plus one day from the date of closing of the Private Placement.

Item 5.2	Disclosure for Restructuring Transactions

Not applicable

Item 6	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7	Omitted Information

There are no significant facts required to be disclosed herein which have been omitted.

Item 8	Executive Officer

For further information, please contact Keith Boyle, Chief Executive Officer of the Company, at +1 (416) 910-4653 or info@newfoundgold.ca.

Item 9	Date of Report

August 27, 2025